Healthcare Triangle, Inc.

7901 Stoneridge Drive, Suite 220
Pleasanton, CA 94588

February 13, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Charli Gibbs-Tabler/Matthew Derby

Re: Healthcare Triangle, Inc.
Registration Statement on Form S-1, as amended
File No. 333-276501

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Healthcare Triangle, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Tuesday, February 13, 2024, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Ross David Carmel, Esq. at (646) 838-1310. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Ross David Carmel, Esq. by or email at rcarmel@srfc.law, or bmargolis@srfc.law.

If you have any questions regarding this request, please contact Ross David Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 838-1310.

Very Truly Yours,

By:	/s/ Thyagarajan Ramachandran
Name:	Thyagarajan Ramachandran
Title:	Chief Financial Officer

cc:	Ross David Carmel, Esq., Sichenzia Ross Ference Carmel LLP